Exhibit 2.2

May 21, 2005

Mr. James Demitrieus
Aluma Enterprises, Inc.
4810 Dufferin Street
Toronto, ON M3J 2M9

Re: Asset Purchase Agreement dated May 19, 2005

Dear Mr. Demitrieus:

Reference is hereby made to that certain Asset Purchase Agreement dated May 19, 2005 (the "Purchase Agreement") by and among Brand Services, Inc. (together with its designees, "Purchaser") and Aluma Enterprises, Inc. and certain of its subsidiaries (such entities being collectively referred to herein as the "Aluma Group"). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings given them in the Purchase Agreement.

Brand and the Aluma Group hereby agree to amend the definition of "Loan Commitment" as set forth in the Purchase Agreement to read as follows:

"Loan Commitment" shall mean the commitment letter of Credit Suisse First Boston, JP Morgan Chase Bank, N.A. and J.P. Morgan Securities, Inc. to the Purchaser dated May 20, 2005, a copy of which has been provided to the Aluma Group, and the preferred stock commitment letter from J.P. Morgan Partners to Purchaser dated May 20, 2005, a copy of which has been provided to the Aluma Group.

For good and valuable consideration, Brand Intermediate Holdings, Inc. ("BIH") agrees and covenants that it will use its best efforts to consummate the financing contemplated by the preferred stock commitment letter from J.P. Morgan Partners to BIH dated May 20, 2005, and will use the proceeds thereof to fund the purchase by Brand of the assets of the Aluma Group pursuant to the Purchase Agreement. BIH further agrees that the Aluma Group is relying on this agreement and covenants contained herein.

  Aluma Enterprises, Inc. ("AEI") represents and warrants to Purchaser that it has full right, power and authority to enter into this letter agreement for and on behalf of itself and the other members of the Aluma Group, and that the individual who executes this letter agreement on behalf of AEI are fully authorized to do so, and further acknowledge and agree that Purchaser is relying on the agreements made herein. Purchaser represents and warrants to AEI and each other member of the Aluma Group that it has full right, power and authority to enter into this letter agreement for and on behalf of itself, and that the individual who executes this letter agreement on behalf of Purchaser is fully authorized to do so, and further acknowledge and agree that Aluma Group is relying on the agreements made herein.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same letter agreement.

15450 S. Outer Highway 40, #270 Chesterfield, MO 63017-2062                                    636-519-1000

Exhibit 2.2

If the Aluma Group is in agreement with the foregoing, please have a duly authorized officer of AEI sign and date a copy of this letter in the space set forth below, and return a facsimile or electronic version of same to Vincent J. Garozzo as soon as possible.

     Very truly yours,

BRAND SERVICES, INC. (on behalf of itself and Brand Intermediate Holdings, Inc.)

By:	/s/
Name
Title

                                        Duly Authorized

Agreed to and accepted by Aluma Enterprises Inc.
(on behalf of itself and its subsidiaries) as of this 21st day of May, 2005:

ALUMA ENTERPRISES, INC.

By:	/s/
Name
Title